

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail
Mr. Alan B. Menkes
Chief Executive Officer
Empeiria Acquisition Corp.
142 West 57th Street, 12th Floor
New York, NY 10019

> **Re:**   **Empeiria Acquisition Corp.**
>   **Schedule TO-I Filed October 19, 2012**
>   **Amendment No. 1 to Schedule TO-I Filed October 26, 2012**
>   **Amendment No. 2 to Schedule TO-I Filed November 9, 2012**
>   **Amendment No. 3 to Schedule TO-I Filed November 13, 2012**
>   **File No. 005-86306**

Dear Mr. Menkes:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Schedule TO-I

General

1.   Please provide us with an analysis as to how you will comply with Section 5 of the Securities Act with respect to the issuance of EAC shares to the holders of IDE's common stock.

2.   We note discussion of the Contingent Cash Consideration in connection with the net proceeds of any equity offering by EAC consummated before Closing. We further note the intended offering of EAC securities as part of the merger consideration. Please

provide us with an analysis as to how you will comply with Regulation M with respect to these contemplated distributions and the tender offer by EAC.

Offer to Purchase

General

3.   We note your disclosure to the effect that a unitholder must have his or her units separated into shares and warrants in order to be able to tender his or her shares. Please clarify in your filing how much time it would likely take for a unitholder to accomplish the separation of units into shares and warrants. Ensure that you highlight this issue sufficiently for investors.

Summary Term Sheet and Questions and Answers, page 1

4.   Please provide support for your assertion that IDE is one of the "leading" manufacturers of drilling rigs and rig components and providers of rig refurbishment and reconfiguration services to contract drilling companies worldwide.

5.   We note your brief, passing mention of conflicts of interest at the end of a paragraph in a Q&A item entitled "Has EAC or its board of directors adopted a position on the Offer?" on page 12. Please enhance the summary / Q&A section of your filing by adding more prominent disclosure concerning conflicts of interest, in which you may refer investors to more detailed disclosure elsewhere in the filing concerning that topic.

6.   We note the Q&A item entitled "Will the Sponsor or EAC's officers and directors tender their Common Shares in the Offer?" on page 13. Please disclose the percentage of common shares of ECA held by the Sponsor and by EAC's officers and directors.

What is the Structure of the Merger and the Merger Consideration?, page 6

7.   We note the length and the complexity of your summary of the merger consideration. As a point of contrast, we note the more succinct summary in your press release of October 19, 2012, filed as Exhibit 99.1 to your Form 8-K / Schedule TO-C filed October 19. 2012. Please consider whether you could improve your disclosure in this Q&A item to make it easier for investors to read and understand, without losing the necessary detail and nuance, for example by starting your answer with a more succinct overview and then proceeding to provide greater detail.

8.   Refer to the second sentence of the third paragraph on page 7. Under what circumstances would the Aggregate Merger Consideration paid at closing exceed the final Aggregate Merger Consideration?

How will EAC fund the cash payment…. page 8

9.   Refer to the second paragraph of this section.   The first sentence refers to a reduction by an amount equal to the Contingent Cash Consideration. Reconcile this with the disclosure in the eighth bullet point on page 6 which refers to a reduction by an amount equal to the Cash Consideration.

10.   We note the reference to an equity offering. Please advise whether the Company is currently conducting or intends to conduct an equity offering prior to consummation of the Merger.

How will the Offer and the issuance of the Share Consideration…, page 14

11.   Please consider expanding the table to reflect the impact of more than zero but less than 5,520,000 shares redeemed in the tender offer.

The Transaction, page 55

Background of the Transaction, page 55

12.   We note your discussion on page 56 that EAC submitted nonbinding indications of interest or letters of intent with respect to more than 15 potential targets. Please expand to discuss in greater detail why you chose not to pursue transactions with the other potential targets.

13.   Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of EAC and IDE in the transaction's negotiations that were not filed with the Schedule TO, including all analysts' reports, financial forecasts and projections used by EAC, IDE and their financial advisors

14.   With respect to the September 11, 2012 discussion, please explain in better detail the nature of the updated financial outlook for IDE's business and why this lead to modifying the deal structure to increase the contingent consideration and correspondingly decreasing the up-front consideration.

15.   With respect to the discussions from September 12 to September 15, 2012, please disclose the number and nature of the potential alternative transactions then under consideration by EAC. We note on page 59 the factors considered by the board in approving the merger. Please expand to discuss how the alternate transactions measured up against the factors the board considered in deciding to not pursue these alternate transactions and unanimously agreeing to support a transaction with IDE. Describe why your board of directors specifically favored the transaction with IDE over the alternate transactions.

Factors Considered by the EAC Board of Directors in Approving the Merger, page 59

16.   Please expand to discuss the "operational issues" that may arise if IDE continues its pace
       of revenue growth.

Certain Benefits of EAC's Officers and Directors and Others in the Transaction, page 60

17.   We note your statement that in the event the EAC is unable to consummate the Merger,
       "the 2,120,948 Common Shares held by the Sponsor and EAC's officers and directors
       that were acquired before the IPO for an aggregate purchase price of $24,894 would be
       worthless." Please disclose the value of these common shares using a recent trading
       price.

Merger Consideration, page 63

18.   With respect to the disclosure regarding the Contingent Common Shares, if true, please
       clarify in the second, third and fourth bullet points that the shares to be issued in the
       respective bullet point are in addition to shares to be issued in the prior bullet point(s).
       For example, if prior to the fifth anniversary of the closing, EAC's trading price exceeds
       $13.50 per share for the requisite time period, please clarify if EAC will issue to the
       Holders a total of 1,312,500 shares or 2,625,000 shares (1,312,500 + 1,312,500).

Conditions to Closing of the Transaction, page 64

19.   We note the bullet point on page 66 the condition that holders of no more than five
       percent of the aggregate outstanding Common Shares as of the Effective Time will have
       elected to exercise (and will not have withdrawn) dissenters', appraisal or similar rights
       under Delaware law with respect to such shares. In other places in the document, you
       state that appraisal rights are not available. Please clarify here whether there are any
       dissenters', appraisal or similar rights available with respect to this transaction.

The Offer, page 73

Stock Purchase Price, page 73

20.   Refer to the second sentence of this section. Reconcile such disclosure with Section 9.2
       of EAC's Second Amended and Restated Certificate of Incorporation which indicates
       that the redemption price payable per Common Share shall be equal to the amount held in
       the Trust Account as of two business days prior to the commencement of the tender offer.

21.   Disclosure in this section indicates that the stock purchase price will include interest
       accrued in the trust until two business days prior to the consummation of the Merger.
       Given the requirement that the purchase price per share be no less than $10.20, please

advise if $10.20 is expected to exceed the trust balance plus accrued interest even if the merger is consummated on December 15, 2012.

No Proration, page 74

22.   Disclosure in this section indicates that "[i]f more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer." Please advise under what circumstances EAC would extend the offer should the Maximum Tender Condition be triggered. Is it EAC's expectation that under such circumstances it would engage in communications with its shareholders to persuade them to withdraw their tenders? Please confirm EAC's understanding that it may not make any purchases of its shares outside the tender offer. Please refer to Exchange Act Rules 13e-4(f)(6) and 14e-5.

Conditions of the Offer, page 80

23.   Please refer to the first bullet point on page 81. Please disclose what factors the Company will consider in determining that the Merger is not capable of being consummated contemporaneously with the Offer.

24.   Please revise the third bullet point on page 81to reflect its intended meaning, that is, that EAC will not be required to accept Common Shares tendered and may terminate the Offer if EAC has not received financing.

25.   We note that the Offer is unfinanced and subject to a financing condition. Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that EAC will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the Offer following disclosure of the change or that the Offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

26.   Please refer to the first paragraph following the bullet points on page 81. The first sentence indicates that EAC may postpone the payment of shares tendered until the SEC has advised EAC that it has no further comment with respect to the Offer and its related documents. The last sentence of the paragraph indicates that upon notification from the SEC that it has no further comments regarding the Offer, EAC will redistribute the Offer or a supplement. Please reconcile these two sentences. Does EAC anticipate a circumstance in which it would redistribute the Offer or a supplement after the tender

offer expires when its payment obligation is triggered? Also advise us what method of redistribution EAC intends to employ.

27.   Please refer to the second paragraph following the bullet points on page 81. Please advise us under what circumstances EAC would do anything other than terminate the Offer if the merger agreement is terminated. If applicable, revise the disclosure accordingly.

28.   We note the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

Source and Amount of Funds, page 82

29.   Disclosure in the second paragraph indicates that in the event more than 3,629,000 Common Shares are tendered and EAC does not obtain financing, it would terminate or extend the Offer. In addition, Section 9.2 of the Certificate of Incorporation indicates that the Company's obligation to purchase all shares tendered, assuming the Maximum Tender Condition is not implicated, is "subject to lawfully available funds." If more than 3,629,000 but less than 5,520,000 Common Shares are tendered, and financing ultimately cannot be obtained, please advise us if the Certificate of Incorporation would permit the Company to consummate the merger without a vote of EAC shareholders if it only purchased those shares for which it has available funds, i.e. 3,629,000, as opposed to all, of the shares tendered in the Offer. Please disclose this point in the Offer to Purchase and cite to the relevant provision in EAC's corporate charter. If the alternative is true – the Certificate of Incorporation would require that EAC terminate the merger agreement and liquidate the trust – please revise the disclosure accordingly.

30.   Please delete from the second paragraph in this section the sentence "See 'The Offer – Source and Amount of Funds.'"

Extension of the Offer; Termination; Amendment, page 86

31.   Refer to the second to last sentence in the last paragraph of this section. Please revise
        clause (i) of this sentence to also note that an extension of the Offer may be required in
        the event the Company increases or decreases the number of Common Shares sought in
        the tender offer.

Business of IDE, page 113

Customers, page 123

32.   We note your statement that "IDE's four largest customers accounted for 68% of IDE's
        total sales, comprised of 22%, 18%, 16% and 13% for the top four customers,
        respectively." Please enhance your disclosure in this section by identifying these
        customers. In this regard, we note the identification of your top customers on page 45.

Management's Discussion and Analysis, Page 131

33.   Please supplement your overview to provide insight into material opportunities,
        challenges and risks, such as those presented by known material trends and uncertainties,
        on which the company's executives are most focused for both the short and long term.
        See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, we note that
        while revenues increased between the nine-month periods ended September 30, 2012 and
        September 30, 2011 and the years ended December 31, 2011 and December 31, 2010,
        income fell during those periods. As applicable, please discuss the increase in cost of
        sales as a percentage of revenue and the higher selling, general and administration
        expenses.

34.   We note that revenues increased 164% between the nine-month periods ended September
        30, 2012 and September 30, 2011 primarily due to an increase "in complete rig
        packages." Please expand to discuss this factor in greater detail, such as the number of
        rig packages and customers involved, when you entered into arrangements regarding
        these rig packages and the reason for the significant increase in complete rig packages
        between these two periods. If this is a material trend, please discuss this in the overview
        section to your MD&A.

Management of IDE, page 139

Summary Compensation Table, page 141

35.   We note your disclosure in footnote (6) to the Summary Compensation Table that
        "[a]mounts reported in this column for Mr. Cope consisted of … company-reimbursed
        payments for ranch expenses of $52,376, … company-reimbursed personal AmEx
        charges of $631,902, company reimbursement for employees performing services for

other Cope enterprises of $220,243, and an income tax gross-up related to these expenses of $466,260." We also note your statement on page 164 that pursuant to an amended and restated employment agreement to become effective upon the consummation of the Merger, Mr. Cope "will be reimbursed for reasonable and necessary business expenses in accordance with the terms of EAC's applicable travel and expense policy." Please clarify in your disclosure whether this policy will permit continued payment or reimbursement of items such as those listed in footnote (6).

Potential Payments Upon Termination or Change-in-Control

36.   We note your statement here that "[i]n the event of a change-in-control of IDE or termination of employment, the NEOs would receive no additional benefits beyond those required to be provided by law and any reimbursement of ordinary business expenses incurred to the date of termination, except as required by an NEOs employment agreement with IDE, as described above … [emphasis added]." We also note your statement that "Messrs. Cope and Storm have entered into amended and restated employment agreements with IDE that will become effective upon the consummation of the Merger." Please clarify here whether any payments upon termination or change-in-control are anticipated to be made in connection with the transactions currently contemplated. In this regard, we note your disclosure on pages 174 through 176 under the heading "Golden Parachute Compensation"; provide an appropriate cross-reference.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 143

Assuming no redemption, page 143

37.   We note your disclosure of the formula for calculating estimated consideration to be received by IDE stockholders for the proposed merger. Please reconcile this disclosure to the purchase price allocation specified on page 149. In doing so, specify the estimates related to IDE indebtedness at closing; IDE stockholder expenses related to the merger; amounts estimated in the Trust Account at closing, the calculation to determine the number and value of the contingent common shares, and other key assumptions.

(i) Long-term Debt, page 159

38.   We note you expect to obtain $30 million of additional debt financing and have recorded pro forma adjustments to reflect the debt proceeds and related interest expense. Please tell us how you determined that these pro forma adjustments are factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

Management of EAC Following the Transaction, page 161

Employment Agreements, page 164

39.   Please expand to discuss the factors that will be considered in awarding bonuses and options to EAC's officers.

Certain Relationships and Related Party Transactions, page 171

Golden Parachute Compensation, page 174

40.   We note your statement in footnote (1) to the table, to the effect that golden parachute arrangements may be provided to Michael Dion, but the terms of such arrangements have not yet been determined. If and when such terms are determined, please make any appropriate updates to this disclosure.

Financial Statements, page F-1

General

41.   Please update the financial statements of the targeted entities pursuant to Rule 8-04 of Regulation S-X.

Integrated Drilling Equipment Company Holdings

Notes to Financial Statements, page F-32

Note 2. Summary of Significant Accounting Policies, page F-32

Revenue Recognition, page F-34

42.   We note your disclosure regarding contracts for which revenue is recognized using the percentage of completion method. Explain to us in detail the basis for your conclusion that the percentage of completion method of revenue recognition is appropriate for the arrangements identified in your filing. Specifically, explain to us how you have considered the guidance in ASC 605-35-15-6. As part of your response, please address the following:

- Clarify the extent to which the products are customized as compared to manufactured to customer specification from among a selection of standard selections or options;

- Clarify the extent to which the products are sold in the ordinary course of business through your normal marketing channels;

- Clarify the number of cases where products are manufactured for inventory as compared to manufactured for delivery under an existing customer order;

- Clarify how much of a final product results from standard work as compared to custom work; and,

- Tell us of any instances where a product began production intended for inventory and was subsequently designated for delivery under an existing contract or any instances where a product originally intended for delivery under an existing customer contract was subsequently designated for inventory. Explain your accounting under such circumstances.

43. With regard to the revenue arrangements accounted for using the percentage of completion method, provide us the following:

- Describe for us any refund rights that your customers have;

- Tell us when title to the equipment passes to the customer; and,

- Describe the customer rights and obligations in the event an arrangement is cancelled prior to completion and acceptance. In this regard, tell us whether the customer is obligated to pay for, and you have a practice of collecting payment for, partially completed work that exceeds the amount of any revenue previously collected under the milestone payment terms.

44. Please clarify if your products include warranty obligations that are incurred in connection with the sale of the product, that is, obligations that are not separately priced or sold but are included in the sale of the product. If applicable, tell us how you account for any such obligations.

Amendment No. 1 to Schedule TO filed October 26, 2012

Exhibit List

45. Ensure that you indicate with regard to each exhibit whether it has previously been filed, is filed with this filing or will be filed by amendment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Boris Dolgonos
        Jones Day